Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chemtura Corporation:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-189195) and Form S-8 (No. 333-181561 and No. 333-170501) of Chemtura Corporation of our report dated February 24, 2014, with respect to the consolidated balance sheets of Chemtura Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Chemtura Corporation.

/s/ KPMG LLP

Stamford, Connecticut

February 24, 2014